UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38430

Meta Data Limited

(Translation of registrant’s name into English)

2161 North Zhongshan Road

Putuo District, Shanghai 200333

People’s Republic of China

Telephone: +86-21- 2250-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Disposition

On October 28, 2022, Meta Data Limited (the “Company”), OneSmart Edu Inc. (“OneSmart BVI”), the Company’s wholly owned subsidiary, and Muckle Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase OneSmart BVI in exchange for cash consideration of $1,000,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of OneSmart BVI and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by OneSmart BVI. The Company believes that the Disposition will not have a significant, material impact on the Company’s consolidated financial statements. A copy of the Disposition SPA is attached hereto as Exhibit 99.1

The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Roma Appraisals Limited and the approval of the Company’s shareholders.

The Disposition was approved by the board of directors of the Company.

Below is the Company’s structure chart before the completion of the Disposition.

Below will be the Company’s structure chart after the completion of the Disposition.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Share Purchase Agreement dated October 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2022

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chief Executive Officer

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